Exhibit 99.1

Foresight Partners with University of Michigan’s TechLab at Mcity to Enhance Vision Systems for Autonomous Vehicles

Ness Ziona, Israel – December 16, 2020 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that the Company will join the University of Michigan’s TechLab at Mcity 2021 startup cohort, managed by the Center for Entrepreneurship, to further develop its automotive vision system designed for Advanced Driver Assistance Systems (ADAS) and autonomous vehicles.

Foresight will participate in the one-year program with a team of students from technical departments at the University of Michigan focused on the development, demonstration, and deployment of key autonomous vehicle technologies. The team will be mentored by Foresight’s Head of Algorithm and leading team members.

By joining the program, Foresight will have access to a test facility in the heart of the largest automotive hub in the United States, and will be able to run short-cycle demonstrations to local prospects. Mcity’s test facility mimics real communities and roadways and is focused on connected and automated testing.

“We are thrilled to join TechLab at Mcity and to have access to a leading mobility research and test facility,” said Haim Siboni, CEO of Foresight. “We are hopeful that collaboration with TechLab at Mcity will enhance Foresight’s vision system capabilities to achieve outstanding performance in any lighting and harsh weather conditions, reduce the rate of road accidents and save lives.”

About TechLab at Mcity

TechLab at Mcity is a Company-in-Residence program (company-sponsored technical projects housed at Mcity and the Ann Arbor campus) for early-stage advanced mobility companies in the connected and autonomous vehicle (CAV) industry through the work of elite and technically-skilled students. The program pairs emerging transportation startups (Post-series A funding) with top-tier undergraduate students studying Engineering, Computer Science, and Data Analytics interested in tackling industry challenges defined by technical projects, with the goal of educating students through mentorship and immersive interaction with high-growth ventures. The program aims to develop a talent pipeline for the growing CAV industry, connecting students and company sponsors, leveraging the University of Michigan’s regional access to automotive and transportation industry legacies.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the Advanced Driver Assistance Systems (ADAS), the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses participating in the program at the University of Michigan’s TechLab at Mcity, and that collaboration with TechLab at Mcity will enhance Foresight’s vision system capabilities to achieve outstanding performances in any lighting and harsh weather conditions, reduce the rate of road accidents and save lives. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:
Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654